Exhibit 21.1

SUBSIDIARIES OF AEVEX CORP.

1.	AEVEX Aerospace, LLC (Florida)

2.	AEVEX Holdings, LLC (Delaware)

3.	AEVEX Intermediate, LLC (Delaware)

4.	Athena Solutions Corporate Holdings, Inc. (Delaware)

5.	Athena Technology Solutions Holdings, LLC (Delaware)

6.	Athena Technology Solutions Intermediate Holdings, LLC (Delaware)

7.	Athena Technology Solutions Purchaser, LLC (Delaware)

8.	Geodetics, Inc. (California)

9.	GeoOpsis Software Services Private Limited (India)

10.	Ikhana Aircraft Canada, Inc. (Ontario, Canada)

11.	Ikhana Aircraft Holdings, LLC (Delaware)

12.	Ikhana Group, LLC (California)

13.	Matrix International Security Training Intelligence Center, Inc. (New Mexico)

14.	Matrix International, Inc. (Louisiana)

15.	Spark Aerospace, LLC (Delaware)

16.	TCFI Aircraft Lease LLC (Delaware)

17.	TCFI CSG LLC (Delaware)

18.	TCFI SOS LLC (Delaware)

19.	The Matrix Operating Group, Inc. (Virginia)

20.	Triple M Worldwide Solutions, LLC (Delaware)

21.	Veth Research Associates, LLC (Florida)